EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces

Withdrawal from Minority Interest Wind Investment

OAKVILLE, Ontario — January 27, 2012 — Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it plans not to proceed with the previously announced investment in First Wind Holdings, LLC’s (“First Wind”) wind portfolio in the North East United States (“Portfolio”). The initial joint announcement with Emera Inc. (“Emera”) (TSX:EMA) in April 2011 had contemplated APUC acquiring a minority interest of approximately 12.5% in the Portfolio, representing an approximate U.S. $83 million investment.

“Although First Wind is a developer of high quality wind projects, the longer than anticipated regulatory process in Maine, together with the transactions we have announced since April 2011 have contributed to our decision not to proceed with the First Wind investment”, commented Ian Robertson, Chief Executive Officer of APUC. “Notwithstanding this decision, we remain solidly focused on gaining regulatory approval in Maine for the advancement of our Strategic Investment Agreement with Emera.”

“Our Strategic Investment Agreement with Algonquin creates an excellent relationship, and together we believe we can capitalize on many investment opportunities we see in front of us”, said Chris Huskilson, CEO, Emera Inc. “Consistent with Emera’s significant electrical utility presence in Maine, Emera remains fully committed to the First Wind transaction, as we believe this proposed investment will create benefits for citizens and customers of that State.”

Robertson continued, “We have a large pipeline of exceptional acquisition and development opportunities and believe that our efforts should be focused on those investments where we can more directly contribute to their success. Our Strategic Investment Agreement with Emera remains strong and intact and we look forward to a continuing mutually beneficial relationship well into the future.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

About Emera

Emera Inc. is a growing energy and services company with $6.8 billion in assets and 2010 revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA and EMA.PR.A. Additional information can be accessed at: www.emera.com, www.sedar.com, or on www.sec.gov.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

Contacts:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

Emera Inc.

Sasha Irving

Director, Corporate Communications

(902)229-5104